Northgate Minerals Corporation
815 Hornby Street, Suite 406
Vancouver, British Columbia
Canada V6Z 2E6

July 10, 2006

VIA EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

        Re:     Northgate Minerals Corporation
                   Registration Statement on Form F-8, as amended (File No. 333-134643)
                   Application for Withdrawal

Ladies and Gentlemen:

Northgate Minerals Corporation (the "Company"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, hereby requests that the Securities and Exchange Commission (the "Commission") consent to the withdrawal of the Company's Registration Statement on Form F-8 (File No. 333-134643), which was initially filed with the Commission on June 1, 2006, together with all amendments and exhibits thereto (the "Registration Statement"). The Registration Statement registered certain of the Company's common shares that were being offered in exchange (the "Offer") for all of the outstanding common shares of Aurizon Mines Ltd. Concurrently with the filing of the Registration Statement, the Company also filed a Schedule 14D-1F (File No. 005-78974) with respect to the Offer. On June 30, 2006, the Supreme Court of British Columbia granted a permanent injunction preventing the Company from pursuing the Offer until October 19, 2006. On July 6, 2006, the British Columbia Court of Appeal upheld this ruling. As a result, the Company is forced to withdraw the Offer. None of the Company's common shares has been or will be issued or sold under the Registration Statement.

Accordingly, we request an order granting the withdrawal of the Registration Statement to be issued by the Commission as soon as possible. Please provide a copy of the order granting the withdrawal of the Registration Statement to the undersigned via facsimile at (416) 363-6392, with a copy to Joseph G. Connolly, Jr. of Hogan & Hartson L.L.P., the Company's United States counsel, via facsimile at (202) 637-5910.

If you have any questions or comments or require further information regarding this application of withdrawal of the Registration Statement, please do not hesitate to call Joseph G. Connolly, Jr. at (202) 637-5625 or Steven M. Kaufman at (202) 637-5736 of Hogan & Hartson L.L.P.

Sincerely,
NORTHGATE MINERALS CORPORATION

By: /s/ Kenneth G. Stowe
Name: Kenneth G. Stowe
Title: President and Chief Executive Officer

cc: Nicholas Panos
U.S. Securities and Exchange Commission
Office of Mergers and Acquisitions

Joseph G. Connolly, Jr.
Steven M. Kaufman
Hogan & Hartson L.L.P.

John Sabine
Fraser Milner Casgrain LLP